

June 10, 2011

Mr. Mengyou Tong
Chief Financial Officer
Sino Assurance, Inc.
20th Floor, 6009 Yitian Road, New World Center,
Futian District, Shenzhen, People's Republic of China

>   **Re: Sino Assurance, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **As amended on March 24, 2011**
>   **File No. 000-50002**

Dear Mr. Tong:

We have reviewed your May 13, 2011 response to our April 15, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Summary of Significant Accounting Policies

Basis of consolidation, page 36

1.   Your response to prior comment two does not address how China Construction Guaranty Company Limited ("CCG") meets the conditions of a VIE. Please address the characteristics described in ASC 810-10-15-14. Also, please revise your proposed disclosures to satisfy all of the requirements listed in ASC 810-10-50-7. In addition tell us if CCG has the unilateral right to terminate the agreements, if all of the agreements are enforceable under PRC law, and whether the agreements cover all of CCG's operating activities, as you state in your response the operating agreement covers operations of CCG in "different aspects."

Provision for Guarantee Losses, page 38

2.   We acknowledge your response to prior comment one, however, your response did not fully address our comment. Regarding bullet five, please provide us with your accounting analysis that supports revenue recognition, expense accruals, and all related assets and liabilities under guarantee contracts. Please cite specific sections of the U.S. GAAP Accounting Standards Codification to support your analysis.

You may contact Christine Allen, Staff Accountant at (202) 551-3652 or Donald Abbott, Senior Staff Accountant at (202) 551-3608 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant

cc: Via Facsimile
       Gary S. Joiner, Esq.
       Frascona Joiner Goodman and Greenstein, P.C.